A.G.P./Alliance Global Partners
590 Madison Avenue, 28th Floor
New York, New York 10022

June 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Momentus Inc.
Registration Statement on Form S-1
Registration No. 333-288123

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), A.G.P./Alliance Global Partners, as Sole Placement Agent, hereby joins Momentus Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (Registration No. 333-288123) (the “Registration Statement”), to become effective as of 10:00 a.m., Eastern Time, on Monday, June 30, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Bradley Arant Boult Cummings LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises that copies of the Preliminary Prospectus are expected to be distributed to prospective dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The Placement Agent is aware of its obligations under, and confirm that it is complying with, the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirement contained in such Rule.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director